

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2012

Via E-mail
Dr. Joseph N. Forkey
Chief Executive Officer
Precision Optics Corporation, Inc.
22 East Broadway
Gardner, MA 01440

>   **Re: Precision Optics Corporation, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed October 26, 2012**
>   **File No. 333-184618**

Dear Dr. Forkey:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please revise your prospectus cover page to disclose a fixed price at which the securities will be sold. See Item 501(b)(3) of Regulation S-K. Before you may offer securities at market or negotiated prices, there should be an established trading market for the securities, either by quotation on the OTCBB or listing on a national securities exchange. Please note that in this regard we do not consider quotation on the Pink Sheets to establish the necessary market.

Private Placement of Common Stock and Warrants on February 1, 2007, page 4

2. It appears from your disclosure in footnote 1 on page 5 that some of the warrants overlying stock you are seeking to register have expired. Please provide your analysis of how you are nevertheless able to register the stock underlying these expired warrants.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Amy M. Trombly, Esq.